Exhibit 99.1

BitFuFu Announces February 2026 Bitcoin Production and Operational Updates

SINGAPORE, March 5, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for February 2026.

“Our February month-end hashrate declined from the end of January as we maintained a disciplined approach to incremental hashrate procurement to preserve flexibility and avoid committing to longer-term, low-margin contracts. While the near-term Bitcoin pricing environment has softened, our cloud-mining business continues to generate positive cash flow, allowing us to ride out the inherent cyclicality of Bitcoin. Flexibility across the market cycle is a key pillar of our strategy, and that flexibility is underpinned by our balance sheet strength,” said Leo Lu, Chairman and CEO of BitFuFu.

“We remain in a net cash position with strong liquidity. As of February 28, 2026, we held 1,830 Bitcoin and approximately $40 million in cash and cash equivalents1. We also reduced outstanding borrowings on our $100 million line of credit to $15 million from $40 million as of September 30, 2025, while our long-term accounts payable balance decreased to approximately $94 million as of December 31, 2025.”

February 2026 Highlights (as of February 28, 2026)

	February 2026	January 2026
Bitcoin Held	1,830 BTC	1,796 BTC
Bitcoin Production	227 BTC	229 BTC
Daily Bitcoin Production	8.1 BTC	7.4 BTC
Self-Mining Production	37 BTC	46 BTC
Cloud Mining Production	190 BTC	183 BTC
Hashrate	26.4 EH/s	29.6 EH/s
Self-Owned Hashrate	3.6 EH/s	3.7 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	22.8 EH/s	25.9 EH/s
Average Fleet Efficiency	17.5 J/TH	17.5 J/TH
Power Capacity	463 MW	520 MW

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,830 BTC[2], an increase of 34 BTC from January 31, 2026.

●	Bitcoin Production: 227 BTC (including 190 BTC from cloud mining and 37 BTC from self-mining).

Hashrate Overview:

●	Total Hashrate Under Management: 26.4 EH/s, a year-over-year increase of 28.2% and a month-over-month decrease of 10.8%.

○	Self-Owned Hashrate[3]: 3.6 EH/s.

○	Hashrate from Third-Party Suppliers and Hosting Customers[3]: 22.8 EH/s.

●	Average Fleet Efficiency: 17.5 J/TH

1	Includes stablecoins.
2	Includes 476 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
3	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces February 2026 Bitcoin Production and Operational Updates

Power and Infrastructure:

●	Total Power Capacity Under Management: 463 MW, a year-over-year decrease of 3.3% and a month-over-month decrease of 11.0%.

Upcoming Conferences:

BitFuFu will be attending the following upcoming conferences.

●	March 22-24, 2026: 38th Annual ROTH Conference, Dana Point, CA.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com